
February 4, 2015

Via E-mail
Ronald E. Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services Inc.
59 Maiden Lane, 43rd Floor
New York, New York 10038

      Re: **AmTrust Financial Services Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2013
                Filed March 3, 2014
                Form 10-Q for the Quarterly Period Ended September 30, 2014
                Filed November 10, 2014
                File No. 001-33143

Dear Mr. Pipoly:

We have reviewed your January 12, 2015 response to our December 31, 2014 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2013
Notes to the Consolidated Financial Statements

5. Acquisitions, page F-30

1. Please refer to your response to prior comment 1.
- Revise your proposed disclosure to indicate, if true, that the difference between the acquired loss and LAE reserves recorded, based on the Company's existing accounting policies, and the Company's best estimate of the fair value of such reserves at the acquisition date is recorded either as an intangible asset or another liability, as applicable. Refer to ASC 944-805-30-1.
- Tell us how your method of amortizing the difference referred to in the above bullet ratably over the payout period complies with ASC 944-805-35-1.

24. Segments, page F-69

2. Your proposed disclosure provided in response to prior comment 3 provides premiums written by each group of similar products. Please represent to us that in your future periodic reports you will modify this disclosure to provide premiums earned by each group of similar products either in addition to your proposed premiums written disclosure or in lieu thereof.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant